UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,
VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA,
LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	Immediate

Date	31 August 2017

Release Number	26/17

NOT FOR DISTRIBUTION IN OR INTO, OR FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN, THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

Final results BHPs euro bond repurchase plan

BHP announced today the final results of its euro bond repurchase plan.

The Offers

BHP Billiton Finance Limited (the EMTN Issuer), a wholly owned subsidiary of BHP Billiton Limited, today announced the pricing and final results (as set forth in the table below) of its previously announced euro bond repurchase plan which targeted: (i) €1,250,000,000 2.125% Notes due November 2018 (the 2018 Notes); (ii) €600,000,000 Floating Rate Notes due April 2020; (iii) €1,250,000,000 2.25% Notes due September 2020; (iv) €650,000,000 0.75% Notes due October 2022; (v) €750,000,000 3.00% Notes due May 2024; and (vi) €750,000,000 3.25% Notes due September 2024 (each being a Series and any notes within any such Series being referred to as Notes). Eligible holders (the Holders) of the Notes were invited by the EMTN Issuer to make offers to tender all or any of their Notes for repurchase for cash (each such invitation an Offer and together the Offers).

The Offers were made pursuant to the terms and conditions set forth in the tender offer memorandum dated 21 August 2017 (the Tender Offer Memorandum). Terms not defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

The EMTN Issuer has accepted for purchase the following Notes (which excludes any 2018 Notes) and the table below contains a summary of the final pricing of the Offers. No Pro-Rating Factor will be applied to any of the Series.

Notes	ISIN / Common Code	Principal amount outstanding	Reference Benchmark	Tender Offer Yield	Offer Spread	Tender Offer Price	Final Acceptance Amount	Principal amount outstanding after Settlement Date
EUR 2018 Notes	XS0787785715 / 078778571	€1,250,000,000	Not Applicable	Not applicable	Not Applicable	Not Applicable	$0	€1,250,000,000
EUR April 2020 Notes	XS1224953452 / 122495345	€600,000,000	Not Applicable	Not Applicable	Not Applicable	100.90%	$404,213,554.74	€261,620,000
EUR September 2020 Notes	XS0834386228 / 083438622	€1,250,000,000	-0.077%	-0.147%	-7 bps	107.344%	$525,148,992.21	€836,772,000
EUR 2022 Notes(1)	XS1225004461 / 122500446	€650,000,000	0.180%	0.180%	+0 bps	102.917%	$333,591,488.94	€376,213,000
EUR 2024 Notes	XS0787786440 / 078778644	€750,000,000	0.391%	0.451%	+6 bps	116.855%	$262,669,423.74	€560,134,000
GBP 2024 Notes(2)	XS0834399635 / 083439963	€750,000,000	0.677%	1.362%	+68 bps	112.620%	$415,500,920.50	€463,043,000

(1)	The Tender Offer Price for the EUR 2022 Notes is calculated with reference to the maturity date.
(2)	The Tender Offer Yield for the GBP 2024 Notes is annualised.

The total Final Acceptance Amount for Notes accepted for repurchase in the Offers is US$1,941,124,380.13.

The Settlement Date for the Notes accepted for repurchase in the Offers is expected to be 5 September 2017, the fourth Business Day after the Expiration Deadline, or as soon as reasonably practicable thereafter.

Holders will also receive Accrued Interest on the Notes validly tendered and accepted for purchase in the Offers from (and including) the immediately preceding interest payment date for such Notes to (but excluding) the Settlement Date, in each case determined in accordance with the terms and conditions of the relevant Series.

For further information, please contact:

THE GLOBAL CO-ORDINATORS AND LEAD DEALER MANAGERS

Deutsche Bank AG, London	UBS Limited
Branch	5 Broadgate
Winchester House	London EC2M 2QS
1 Great Winchester Street	United Kingdom
London EC2N 2DB	Attn: Liability Management Group
United Kingdom	Tel: +44(0)20 7568 2133
Attn: Liability Management Group	Email: ol-liabilitymanagement-eu@ubs.com
Tel: : +44 (0)20 7545 8011

THE LEAD DEALER MANAGERS

Banco Santander, S.A.	Société Générale
Ciudad Grupo Santander	Tours Société Générale
Avenida de Cantabria, s/n	17, Cours Valmy
28660 Boadilla Del Monte	92987 Paris La Défense Cedex
Madrid, Spain	France
Attn: Liability Management	Attn: Liability Management
Tel: +44 (0)20 7756 6909 / 6646	Tel: +33 142 13 32 40
Email:tommaso.grospietro@santanderg cb.com /	Email: liability.management@sgcib.com
King.Cheung@santandergcb.com

THE CO-DEALER MANAGERS

Lloyds Bank plc	The Royal Bank of Scotland	UniCredit Bank AG
10 Gresham Street	plc (trading as NatWest	Arabellastrasse 12
London EC2V 7AE	Markets)	D-81925 Munich
United Kingdom	250 Bishopsgate	Germany
London EC2M 4AA
United Kingdom

THE TENDER AND INFORMATION AGENT

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

Phone: +44 (0)20 7704 0880

Fax: +44 (0)20 3004 1590

Email: bhp@lucid-is.com

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations
Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com
Australia and Asia	Australia and Asia
Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
United Kingdom and South Africa	United Kingdom and South Africa
Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
North America	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Bronwyn Wilkinson
Mobile: +1 604 340 8753	Americas
Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which must be read carefully before any decision is made with respect to the Offers described in the announcement. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, counsel, accountant or other independent financial adviser. Any Holder whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to offer to tender such Notes pursuant to the Offers.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, and neither this announcement nor the Tender Offer Memorandum constitutes an offer or an invitation to participate in an offer in the United States or in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable securities laws.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by the EMTN Issuer and the Joint Dealer Managers to inform themselves about and to observe any such restrictions.

None of the EMTN Issuer, BHP Billiton Limited, BHP Billiton Plc, or their respective affiliates, their respective boards of directors, the Dealer Managers or their respective affiliates, the Tender and Information Agent or the Trustee with respect to any Series of Notes is making any recommendation as to whether Holders should offer to tender any Notes in response to any of the Offers, and neither the EMTN Issuer nor any such other person has authorised any person to make any such recommendation. Holders must make their own decision as to whether to offer to tender any of their Notes, and, if so, the principal amount of such Notes to tender.

The EMTN Issuer has not filed this announcement or the Tender Offer Memorandum with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offers, and it is unlawful and may be a criminal offence to make any representation to the contrary.

Offer Restrictions

The distribution of this announcement and the Tender Offer Memorandum is restricted by law in certain jurisdictions. The Tender Offer Memorandum does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws.

Persons into whose possession the Tender Offer Memorandum comes are required by each of the EMTN Issuer, BHP Billiton Limited, BHP Billiton Plc, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United States. The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offers by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Notes in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in an Offer will represent that it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this announcement, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom. The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made by, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Tender Offer Memorandum and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Tender Offer Memorandum and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Tender Offer Memorandum or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (the Corporations Act)) in relation to the Offers has been or will be lodged with the Australian Securities and Investments Commission (ASIC) or any other regulatory authority in Australia and the Tender Offer Memorandum does not comply with Division 5A of Part 7.9 of the Corporations Act. No offers or applications will be made or invited for the purchase of any or all Notes in Australia (including an offer or invitation which is received by a person in Australia).

This announcement, the Tender Offer Memorandum, and any other offering material or advertisement relating to any or all Notes will not be distributed or published in Australia, unless: (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Tender Offer Memorandum on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

General. This announcement and the Tender Offer Memorandum do not constitute an offer to buy or a solicitation of an offer to sell Notes, and offers for tender of Notes in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or their affiliates are such a licensed broker or dealer in such jurisdictions, the Offers shall be deemed to be made on behalf of the EMTN Issuer by the Dealer Managers or such affiliates, as the case may be, and no Offer is made in any such jurisdiction where the Dealer Managers or their affiliates are not so licensed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 31, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary